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                                                         Exhibit 8.1

                    [LETTERHEAD OF THACHER PROFFITT & WOOD]


(212) 912-7633                       ___________ , 199__


New Hampshire Thrift Bancshares, Inc.
9 Main Street
Newport, New Hampshire 03773

         Re:  Merger of Landmark Bank into Lake Sunapee Bank, fsb
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Dear Sirs:

  You have requested our opinion regarding certain federal income tax consequences of the merger (the "Merger") of Landmark Bank ("Landmark"), a New Hampshire state chartered bank, into Lake Sunapee Bank, fsb (the "Bank"), a federally chartered savings bank and wholly-owned subsidiary of New Hampshire Thrift Bancshares, Inc. ("NHTB"), a Delaware corporation. The Merger will be effected pursuant to the Agreement and Plan of Reorganization dated as of July 26, 1996 by and among Landmark, NHTB and the Bank (the "Reorganization Agreement") and the Agreement and Plan of Merger dated as of July 26, 1996 between Landmark and the Bank and joined in by NHTB (the "Plan of Merger"). The Merger and related transactions are described in the Reorganization Agreement, the Plan of Merger and in the Joint Proxy Statement-Prospectus included in NHTB's Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the Merger (the "Proxy Statement"). All capitalize terms used but not defined in this letter shall have the meanings set forth in the Reorganization Agreement, the Plan of Merger or in the Proxy Statement.

  In connection with the opinions expressed below, we have examined and relied on originals, or copies certified or otherwise identified to our satisfaction, of the Reorganization Agreement and the Plan of Merger and of such corporate records of Landmark, the Bank and NHTB as we have deemed appropriate. We have also relied, without independent verification, upon the September 23, 1996 letters of the Landmark, the Bank and NHTB to Thacher Proffitt & Wood and Gallagher, Callahan & Gartrell, P.A. containing certain tax representations. We have assumed that the parties will act, and that the Merger will be effected, in accordance with the Reorganization Agreement and Plan of Merger, and that the representations made by Landmark, the Bank and NHTB in the foregoing letters are true. In
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New Hampshire Thrift Bancshares, Inc.
_____________, 199_                                                     Page 2.


addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

       Based on and subject to the foregoing, it is our opinion that, for Federal income tax purposes, under current law:

       (1) The Merger will constitute a reorganization within the meaning of section 368(a) of the Code;

       (2) No gain or loss will be recognized by Landmark on the transfer of its assets to the Bank pursuant to the Merger;

       (3) No gain or loss will be recognized by NHTB or by the Bank on the issuance of shares of NHTB Common Stock to shareholders of Landmark pursuant to the Merger;

       (4) No gain or loss will be recognized by a shareholder of Landmark who exchanges pursuant to the Merger all of such shareholder's shares of Landmark stock solely for shares of NHTB Common Stock, except with respect to cash received in lieu of a fractional share interest in NHTB Common Stock;

       (5) The aggregate tax basis of the shares of NHTB Common Stock received by a shareholder of Landmark who exchanges pursuant to the Merger all of such shareholder's shares of Landmark stock solely for shares of NHTB Common Stock will be the same as the aggregate tax basis of the shares of Landmark stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest in NHTB Common Stock for which cash is received);

       (6) The aggregate tax basis of the shares of NHTB Common Stock received by a shareholder of Landmark who exchanges pursuant to the Merger all of such shareholder's shares of Landmark stock for shares of NHTB Common Stock and cash will be the same as the aggregate tax basis of the shares of Landmark stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest in NHTB Common Stock for which cash is received), decreased by the amount of cash received (other than cash received in lieu of a fractional share interest) and increased by the amount of gain, if any, recognized by such shareholder in the Merger (including any portion of such gain that is treated as a dividend); and

       (7) The holding period of the shares of NHTB Common Stock to be received by a shareholder of Landmark pursuant to the Merger will include the period during which such shareholder held the shares of Landmark stock surrendered in exchange therefor, provided that the shares of Landmark stock surrendered is held as a capital asset as of the Effective Time.
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New Hampshire Thrift Bancshares, Inc.
_____________, 199_                                                     Page 3.

  Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transaction related thereto or contemplated by the Reorganization Agreement or the Plan of Merger. This opinion is given solely for the benefit of Landmark and its shareholders, the Bank and NHTB, and may not be relied upon by any other party or entity or otherwise referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Proxy Statement and to the reference thereto under the heading "Material Federal Income Tax Consequences."

                                       Very truly yours,

                                            DRAFT


                                       By: